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SEC Processing Section

MAR 07 2018

Washington DC 408

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SEC FILE NUMBER
8- 51763

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Anchor Bay Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5780 Fleet Street, Suite 308
(No. and Street)

Carlsbad (City) CA (State) 92014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Spiering 760-602-3470
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd., #120 (Address) Tarzana (City) CA (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, Scott Spiering, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anchor Bay Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FATIMA WHIFFEN
Commission # 2142325
Notary Public - California
San Diego County
My Comm. Expires Feb 11, 2020

Notary Public

Signature

Pres

Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Directors of Anchor Bay Securities, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Anchor Bay Securities, LLC as of December 31, 2017, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Anchor Bay Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Anchor Bay Securities, LLC's management. My responsibility is to express an opinion on Anchor Bay Securities, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Anchor Bay Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Brian W. Anson, CPA

I have served as Anchor Bay Securities, LLC's auditor since 2015.

Tarzana, California

February 15, 2018

ANCHOR BAY SECURITIES, LLC

Statement of Financial Condition

December 31, 2017

ASSETS

Cash	$11,054
Accounts receivable	29,301
Prepaid expenses	0
	$40,355

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 32
Member's equity	40,323
	$40,355

See notes to financial statements.

ANCHOR BAY SECURITIES, LLC

Statement of Operations

Year Ended December 31, 2017

Revenues	
Commissions	$123,746
Interest and dividends	126
Total revenues	123,872
Expenses	
Commissions	50,720
Expense sharing	63,000
Continuing Education	725
Licenses, taxes and registrations	7,132
Outside services	4,200
Other	326
Total expenses	126,103
Net loss before income taxes	$ -2,231
Income tax expense	800
Net Loss	$ -3,031

See notes to financial statements.

ANCHOR BAY SECURITIES, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2017

Balance, beginning of year	$43,354
Net loss	-3,031
Balance, end of year	$40,323

See notes to financial statements.

ANCHOR BAY SECURITIES, LLC

Statement of Cash Flows

Year Ended December 31, 2017

Cash flows from operating activities	
Net Loss	$ -3,031
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in operation assets and liabilities	
Receivables	-335
Accounts payable and accrued expenses	-9,973
Net cash provided by operating activities	-13,339
Cash flows from investing activities	-
Cash flows from financing activities	-
Net increase in cash	-13,339
Cash, beginning of year	24,393
Cash, end of year	$11,054
Supplemental disclosure of cash flow information:	
Income taxes paid (California minimum)	$ 800
Interest paid	$ -

See notes to financial statements.

ANCHOR BAY SECURITIES, LLC

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Anchor Bay Securities, LLC (the "Company") is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company provides limited business services involving mutual funds and/or variable annuities only.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Income Taxes. Income taxes, if any, are the liability of the individual members except for a minimum California tax. Income tax expense for year ending 12/31/17 is $800.

Revenue Recognition. The Company receives fees through mutual fund commissions, mutual fund trails, annuity commissions, and annuity trails. Fees are recognized when earned.

Concentration of Credit Risk. Two clients accounted for 80% of the total revenues for year 2017.

The management has reviewed the results of operations for the period of time from its year end December 31, 2017 through February 15, 2018 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed at the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The state of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 plus a fee based upon gross receipts. The Company is subject to audit by the taxing agencies for years ending December 31, 2014 through 2016.

2. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2017 was 0.00 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2017, the Company's net capital of $40,102 was $35,102 in excess of the amount required by the SEC.

3. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2017, the Company paid $63,000 to Anchor Bay Capital, Inc. (a related party) under an expense sharing agreement.

4. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2017.

*****

ANCHOR BAY SECURITIES, LLC

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

December 31, 2017

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total Member's equity	$40,323	$40,323	$ -
Less non-allowable assets	-	-	-
Net capital before charges on security positions	40,323	40,323	-
Less charges on security positions	221	221	-
Net capital	$40,102	$40,102	$ -
Total aggregate indebtedness	$ 32	$ 32	$ -
Ratio of aggregate indebtedness to net capital	0.00	0.00	
Minimum net capital required	$5,000	$5,000	

ANCHOR BAY SECURITIES, LLC

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2017

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(1) and, accordingly, has no reserve requirements.

ANCHOR BAY SECURITIES, LLC

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2017

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(1) and, accordingly, has no possession or control requirements.

ANCHOR BAY SECURITIES, LLC

Assertions Regarding Exemption Provisions

I, as a member of management of Anchor Bay Securities, LLC ("the Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker's or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3(k)(1).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2017 through December 31, 2017.

Anchor Bay Securities, LLC

By:

Pres.
(Name and Title)

2·15·18
(Date)

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Anchor Bay Securities, LLC
Carlsbad, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Anchor Bay Securities LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Anchor Bay Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provision") and (2) Anchor Bay Securities LLC, stated that Anchor Bay Securities LLC, met the identified exemption provision throughout the most recent fiscal year without exception. Anchor Bay Securities LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Anchor Bay Securities LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 15, 2018

ANCHOR BAY SECURITIES, LLC

Financial Statements
and
Independent Auditor's Report

Year Ended December 31, 2017

ANCHOR BAY SECURITIES, LLC

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